

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

May 16, 2018

Via E-mail
Edward J. Brown, Jr.
Group Vice President
World Omni Financial Corp.
190 Jim Moran Boulevard
Deerfield Beach, FL 33442

>   **Re: World Omni Automobile Lease Securitization Trust 2015-A**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed March 29, 2018**
>   **File No. 333-203470-02**

Dear Mr. Brown:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K
Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. Please confirm to us that in future filings you will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of your Form 10-K. We note that in its Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.2, Bank of New York Mellon identified a material instance of noncompliance related to Item 1122(d)(3)(i)(A) of Regulation AB and provided management's discussion of the material instance of noncompliance in Schedule B. The body of your Form 10-K, however, does not provide the disclosure required by Item 1122(c) and states that "[n]either of the Servicing Reports prepared by the Servicing Parties, or the corresponding Attestation Reports, has identified any material instance of noncompliance with the servicing criteria applicable to the respective Servicing Party."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Peter J. Sheptak, JM Family Enterprises, Inc.
Lydia Pavlo, JM Family Enterprises, Inc.